

July 5, 2011

Via E-mail
Marc Weitzen, Esq.
Icahn Capital LP
767 Fifth Avenue, 47th Floor
New York, NY 10153

> **Re: Forest Laboratories, Inc.**
> **Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A**
> **Filed June 27, 2011 by Icahn Capital LP et al.**
> **File No. 001-05438**

Dear Mr. Weitzen:

We have reviewed your filing and have the following comments.

General

1. Please add a date and page numbers to your proxy statement.

2. Please revise your disclosure throughout your filing to clarify that stockholders should return the gold proxy if they wish to support the Nominees and vote as recommended by the Participants. Statements such as "In order for your views to be represented at the annual meeting, mark, sign, date and return the enclosed gold proxy card…" imply that the gold proxy is the sole means through which stockholders may vote their interests.

3. We note your statement regarding the company's declining share performance over the past 7 years and the anticipated decline in the company's results of operations due to the loss of patent protection on Lexapro. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis, with a view toward disclosure. Please advise us as to the supporting information for the above referenced statement and revise your disclosure to include a summary of this supporting information. Your revised disclosure should also include a discussion of how the Participants believe that the Nominees will address these issues or particular skills and experience of the Nominees that may make them better able to address these issues than the nominees proposed by management.

Other Matters to be Considered at the Annual Meeting

4. You refer security holders to information that will be contained in the company's proxy statement for the annual meeting. We presume that you are relying upon Rule 14a-5(c) to refer to this information. If so, please note that we believe that reliance upon

Rule 14a-5(c) before the company distributes the information to security holders would be inappropriate. Alternatively, if you disseminate your proxy statement before distribution of the company's proxy statement, you must provide the omitted information to security holders in your own proxy statement. Please confirm your understanding in your response letter.

Broker Non-Votes

5. Pursuant to New York Stock Exchange rules, brokers may not vote on any matter in a contested election. Please disclose the effect of broker non-votes on Proposal 3 and Proposal 4.

6. Please revise your disclosure regarding Proposal 2 to indicate that broker non-votes will have the same effect as abstentions, or advise why you believe that this is not the case.

Revocation of Proxies

7. Please expand your disclosure to note that gold proxies may also be revoked by submitting a properly executed, later-dated white proxy card to the company.

Please contact Karen Ubell, Staff Attorney, at (202) 551-3873 or me at (202) 551-3503 with any questions.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions